GEORESOURCES, INC.
110 Cypress Station Drive, Suite 220
Houston, Texas 77090
Telephone: (281) 537-9920
Facsimile: (281) 537-8324

February 3, 2009

VIA FACSIMILE AND EDGAR

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION

GeoResources, Inc.
Registration Statement on Form S-3
Filed November 25, 2008 and amended on January 23, 2009
File No. 333-155681

Ladies and Gentlemen:

GeoResources, Inc. (the “Company”) respectfully requests that the Commission accelerate the effective date of the referenced Registration Statement so as to become effective at 5:00 p.m. Eastern Standard Time on Thursday, February 5, 2009, or as soon thereafter as practicable.

The Company is aware of and accepts its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

GEORESOURCES, INC.

By: /s/ Howard E. Ehler
Howard E. Ehler
Principal Accounting Officer
Copies to:	Jones & Keller, P.C.
Attn: Reid A. Godbolt